As filed with the Securities and Exchange Commission
on August 3, 2020
Registration No. 333-236316

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 2	[X]

Fidelity Puritan Trust
(Exact Name of Registrant as Specified in Charter)

Registrant’s Telephone Number (617) 563-7000

245 Summer St., Boston, MA 02210
(Address Of Principal Executive Offices)

Cynthia Lo Bessette, Secretary
245 Summer Street
Boston, MA 02210
(Name and Address of Agent for Service)

EXPLANATORY NOTE

This Post-Effective Amendment is being filed solely to file as an exhibit the final opinion of Dechert LLP supporting the tax consequences of the reorganization (Exhibit 12 to Item 16) of this Registration Statement on Form N-14.

The Proxy Statement/Prospectus is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on March 23, 2020 (SEC accession number 0001193125-20-082077). The Statement of Additional Information is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on March 23, 2020 (SEC accession number 0001193125-20-082077).

PART C.

OTHER INFORMATION

Item 15.

Indemnification

Article XI, Section 2 of the Declaration of Trust sets forth the reasonable and fair means for determining whether indemnification shall be provided to any past or present Trustee or officer. It states that the Trust shall indemnify any present or past trustee or officer to the fullest extent permitted by law against liability, and all expenses reasonably incurred by him or her in connection with any claim, action, suit or proceeding in which he or she is involved by virtue of his or her service as a trustee or officer and against any amount incurred in settlement thereof. Indemnification will not be provided to a person adjudged by a court or other adjudicatory body to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties (collectively, “disabling conduct”), or not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust. In the event of a settlement, no indemnification may be provided unless there has been a determination, as specified in the Declaration of Trust, that the officer or trustee did not engage in disabling conduct.

Pursuant to Section 11 of the Distribution Agreement, the Trust agrees to indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees incurred in connection therewith) arising by reason of any person acquiring any shares, based upon the ground that the registration statement, Prospectus, Statement of Additional Information, shareholder reports or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements not misleading under the 1933 Act, or any other statute or the common law. However, the Trust does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Trust by or on behalf of the Distributor. In no case is the indemnity of the Trust in favor of the Distributor or any person indemnified to be deemed to protect the Distributor or any person against any liability to the Issuer or its security holders to which the Distributor or such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

Pursuant to the agreement by which Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) is appointed transfer agent, the Registrant agrees to indemnify and hold FIIOC harmless against any losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from:

(1)

any claim, demand, action or suit brought by any person other than the Registrant, including by a shareholder, which names FIIOC and/or the Registrant as a party and is not based on and does not result from FIIOC’s willful misfeasance, bad faith or negligence or reckless disregard of duties, and arises out of or in connection with FIIOC’s performance under the Transfer Agency Agreement; or

(2)

any claim, demand, action or suit (except to the extent contributed to by FIIOC’s willful misfeasance, bad faith or negligence or reckless disregard of duties) which results from the negligence of the Registrant, or from FIIOC’s acting upon any instruction(s) reasonably believed by it to have been executed or communicated by any person duly authorized by the Registrant, or as a result of FIIOC’s acting in reliance upon advice reasonably believed by FIIOC to have been given by counsel for the Registrant, or as a result of FIIOC’s acting in reliance upon any instrument or stock certificate reasonably believed by it to have been genuine and signed, countersigned or executed by the proper person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.

Exhibits

(1)

(1)

Amended and Restated Declaration of Trust, dated July 30, 2001, is incorporated herein by reference to Exhibit (a)(1) of Post-Effective Amendment No. 121.

(2)

Certificate of Amendment to the Declaration of Trust, dated March 24, 2004, is incorporated herein by reference to Exhibit (a)(2) of Post-Effective Amendment No. 126.

(3)

Certificate of Amendment to the Declaration of Trust, dated May 14, 2008, is incorporated herein by reference to Exhibit (a)(3) of Post-Effective Amendment No. 134.

(2)

Bylaws of the Trust, as amended and dated June 17, 2004, are incorporated herein by reference to Exhibit (b) of Fidelity Summer Street Trust’s (File No. 002-58542) Post-Effective Amendment No. 63.

(3)

Not applicable.

(4)

Agreement and Plan of Reorganization between Fidelity Concord Street Trust: Fidelity Event Driven Opportunities Fund and Fidelity Puritan Trust: Fidelity Low-Priced Stock Fund is incorporated herein by reference to Exhibit 1 to the Proxy Statement and Prospectus of Post-Effective Amendment No. 1.

(5)

Articles III, VIII, X and XI of the Amended and Restated Declaration of Trust, dated July 30, 2001, are incorporated herein by reference to Exhibit (a)(1) of Post-Effective Amendment No. 121; and Article VIII of the Certificate of Amendment to the Declaration of Trust, dated May 14, 2008, is incorporated herein by reference to Exhibit (a)(3) of Post-Effective Amendment No. 134.

(6)

(1)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Balanced Fund and Fidelity Management & Research Company LLC is incorporated herein by reference to Exhibit (d)(1) of Post-Effective Amendment No. 192.

(2)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Balanced K6 Fund and Fidelity Management & Research Company LLC is incorporated herein by reference to Exhibit (d)(2) of Post-Effective Amendment No. 192.

(3)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Flex Intrinsic Opportunities Fund and Fidelity Management & Research Company LLC is incorporated herein by reference to Exhibit (d)(3) of Post-Effective Amendment No. 192.

(4)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Low-Priced Stock Fund and Fidelity Management & Research Company LLC is incorporated herein by reference to Exhibit (d)(4) of Post-Effective Amendment No. 192.

(5)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Low-Priced Stock K6 Fund and Fidelity Management & Research Company LLC is incorporated herein by reference to as Exhibit (d)(5) of Post-Effective Amendment No. 192.

(6)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Puritan Fund and Fidelity Management & Research Company LLC is incorporated herein by reference to Exhibit (d)(6) of Post-Effective Amendment No. 192.

(7)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Puritan K6 Fund and Fidelity Management & Research Company LLC is incorporated herein by reference to Exhibit (d)(7) of Post-Effective Amendment No. 192.

(8)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Series Intrinsic Opportunities Fund and Fidelity Management & Research Company LLC is incorporated herein by reference to Exhibit (d)(8) of Post-Effective Amendment No. 192.

(9)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Value Discovery Fund and Fidelity Management & Research Company LLC is incorporated herein by reference to Exhibit (d)(9) of Post-Effective Amendment No. 192.

(10)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Value Discovery K6 Fund and Fidelity Management & Research Company LLC is incorporated herein by reference to Exhibit (d)(10) of Post-Effective Amendment No. 192.

(11)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Flex Intrinsic Opportunities Fund is incorporated herein by reference to Exhibit (d)(41) of Fidelity Concord Street Trust’s (File No. 033-15983) Post-Effective Amendment No. 145.

(12)

Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Flex Intrinsic Opportunities Fund is incorporated herein by reference to Exhibit (d)(42) of Fidelity Concord Street Trust’s (File No. 033-15983) Post-Effective Amendment No. 145.

(13)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Balanced K6 Fund, Fidelity Low-Priced Stock K6 Fund, Fidelity Puritan K6 Fund, and Fidelity Value Discovery K6 Fund is incorporated herein by reference to Exhibit (d)(43) of Fidelity Concord Street Trust’s (File No. 033-15983) Post-Effective Amendment No. 145.

(14)

Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Balanced K6 Fund, Fidelity Low-Priced Stock K6 Fund, Fidelity Puritan K6 Fund, and Fidelity Value Discovery K6 Fund is incorporated herein by reference to Exhibit (d)(44) of Fidelity Concord Street Trust’s (File No. 033-15983) Post-Effective Amendment No. 145.

(15)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Balanced Fund, Fidelity Low-Priced Stock Fund, Fidelity Puritan Fund, and Fidelity Value Discovery Fund is incorporated herein by reference to Exhibit (d)(21) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(16)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Balanced Fund, Fidelity Low-Priced Stock Fund, Fidelity Puritan Fund, and Fidelity Value Discovery Fund is incorporated herein by reference to Exhibit (d)(22) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(17)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Series Intrinsic Opportunities Fund is incorporated herein by reference to Exhibit (d)(23) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(18)

Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Series Intrinsic Opportunities Fund is incorporated herein by reference to Exhibit (d)(24) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(19)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Flex Intrinsic Opportunities Fund is incorporated herein by reference to Exhibit (d)(49) of Fidelity Concord Street Trust’s (File No. 033-15983) Post-Effective Amendment No. 145.

(20)

Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Flex Intrinsic Opportunities Fund is incorporated herein by reference to Exhibit (d)(50) of Fidelity Concord Street Trust’s (File No. 033-15983) Post-Effective Amendment No. 145.

(21)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Balanced K6 Fund, Fidelity Low-Priced Stock K6 Fund, Fidelity Puritan K6 Fund, and Fidelity Value Discovery K6 Fund is incorporated herein by reference to Exhibit (d)(51) of Fidelity Concord Street Trust’s (File No. 033-15983) Post-Effective Amendment No. 145.

(22)

Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Balanced K6 Fund, Fidelity Low-Priced Stock K6 Fund, Fidelity Puritan K6 Fund, and Fidelity Value Discovery K6 Fund is incorporated herein by reference to Exhibit (d)(52) of Fidelity Concord Street Trust’s (File No. 033-15983) Post-Effective Amendment No. 145.

(23)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Balanced Fund, Fidelity Low-Priced Stock Fund, Fidelity Puritan Fund, and Fidelity Value Discovery Fund is incorporated herein by reference to Exhibit (d)(25) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(24)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Balanced Fund, Fidelity Low-Priced Stock Fund, Fidelity Puritan Fund, and Fidelity Value Discovery Fund is incorporated herein by reference to Exhibit (d)(26) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(25)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Series Intrinsic Opportunities Fund is incorporated herein by reference to Exhibit (d)(27) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(26)

Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Series Intrinsic Opportunities Fund is incorporated herein by reference to Exhibit (d)(28) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(27)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Flex Intrinsic Opportunities Fund is incorporated herein by reference to Exhibit (d)(57) of Fidelity Concord Street Trust’s (File No. 033-15983) Post-Effective Amendment No. 145.

(28)

Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Flex Intrinsic Opportunities Fund is incorporated herein by reference to Exhibit (d)(58) of Fidelity Concord Street Trust’s (File No. 033-15983) Post-Effective Amendment No. 145.

(29)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Balanced K6 Fund, Fidelity Low-Priced Stock K6 Fund, Fidelity Puritan K6 Fund, and Fidelity Value Discovery K6 Fund is incorporated herein by reference to Exhibit (d)(59) of Fidelity Concord Street Trust’s (File No. 033-15983) Post-Effective Amendment No. 145.

(30)

Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Balanced K6 Fund, Fidelity Low-Priced Stock K6 Fund, Fidelity Puritan K6 Fund, and Fidelity Value Discovery K6 Fund is incorporated herein by reference to Exhibit (d)(60) of Fidelity Concord Street Trust’s (File No. 033-15983) Post-Effective Amendment No. 145.

(31)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Balanced Fund, Fidelity Low-Priced Stock Fund, Fidelity Puritan Fund, and Fidelity Value Discovery Fund is incorporated herein by reference to Exhibit (d)(29) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(32)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Balanced Fund, Fidelity Low-Priced Stock Fund, Fidelity Puritan Fund, and Fidelity Value Discovery Fund is incorporated herein by reference to Exhibit (d)(30) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(33)

Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Series Intrinsic Opportunities Fund is incorporated herein by reference to Exhibit (d)(31) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(34)

Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Series Intrinsic Opportunities Fund is incorporated herein by reference to Exhibit (d)(32) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

(7)

(1)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Puritan Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Balanced Fund, is incorporated herein by reference to Exhibit (e)(1) of Post-Effective Amendment No. 192.

(2)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Puritan Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Balanced K6 Fund, is incorporated herein by reference to Exhibit (e)(2) of Post-Effective Amendment No. 192.

(3)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Puritan Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Flex Intrinsic Opportunities Fund, is incorporated herein by reference to Exhibit (e)(3) of Post-Effective Amendment No. 192.

(4)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Puritan Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Low-Priced Stock Fund, is incorporated herein by reference to Exhibit (e)(4) of Post-Effective Amendment No. 192.

(5)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Puritan Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Low-Priced Stock K6 Fund, is incorporated herein by reference to Exhibit (e)(5) of Post-Effective Amendment No. 192.

(6)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Puritan Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Puritan Fund, is incorporated herein by reference to Exhibit (e)(6) of Post-Effective Amendment No. 192.

(7)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Puritan Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Puritan K6 Fund, is incorporated herein by reference to Exhibit (e)(7) of Post-Effective Amendment No. 192.

(8)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Puritan Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Series Intrinsic Opportunities Fund, is incorporated herein by reference to Exhibit (e)(8) of Post-Effective Amendment No. 192.

(9)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Puritan Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Value Discovery Fund, is incorporated herein by reference to Exhibit (e)(9) of Post-Effective Amendment No. 192.

(10)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Puritan Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Value Discovery K6 Fund, is incorporated herein by reference to Exhibit (e)(10) of Post-Effective Amendment No. 192.

(11)

Form of Selling Dealer Agreement (most recently revised September 2010), is incorporated herein by reference to Exhibit (e)(5) of Fidelity Hereford Street Trust’s (File No. 033-52577) Post-Effective Amendment No. 37.

(12)

Form of Selling Dealer Agreement for Bank-Related Transactions (most recently revised April 2006), is incorporated herein by reference to Exhibit (e)(6) of Fidelity Hereford Street Trust’s (File No. 033-52577) Post-Effective Amendment No. 37.

(13)

Form of Bank Agency Agreement (most recently revised November 2014), is incorporated herein by reference to Exhibit (e)(7) of Fidelity Hereford Street Trust’s (File No. 033-52577) Post-Effective Amendment No. 37.

(8)

Amended and Restated Fee Deferral Plan of the Non-Interested Person Trustees of the Fidelity Equity and High Income Funds effective as of September 15, 1995, as amended and restated as of March 1, 2018, is incorporated herein by reference to Exhibit (f) of Fidelity Commonwealth Trust’s (File No. 002-52322) Post-Effective Amendment No. 150.

(9)

(1)

Custodian Agreement, dated January 1, 2007, between The Bank of New York (currently known as The Bank of New York Mellon) and Fidelity Low-Priced Stock K6 Fund is incorporated herein by reference to Exhibit (g)(1) of Fidelity Advisor Series IV’s (File No. 002-83672) Post-Effective Amendment No. 88.

(2)

Custodian Agreement dated January 1, 2007, between Brown Brothers Harriman & Company and Fidelity Low-Priced Stock Fund, Fidelity Series Intrinsic Opportunities Fund, and Fidelity Value Discovery Fund is incorporated herein by reference to Exhibit (g)(1) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 72.

(3)

Custodian Agreement dated January 1, 2007, between JPMorgan Chase Bank, N.A. and Fidelity Puritan Fund and Fidelity Puritan K6 Fund is incorporated herein by reference to Exhibit (g)(2) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 72.

(4)

Custodian Agreement, dated January 1, 2007, between State Street Bank and Trust Company and Fidelity Flex Intrinsic Opportunities Fund is incorporated herein by reference to Exhibit (g)(4) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 72.

(5)

Custodian Agreement dated January 1, 2007, between The Northern Trust Company and Fidelity Balanced Fund, Fidelity Balanced K6 Fund and Fidelity Value Discovery K6 Fund is incorporated herein by reference to Exhibit (g)(9) of Fidelity Financial Trust’s (File No. 002-79910) Post-Effective Amendment No. 45.

 (10)

(1)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Balanced Fund is incorporated herein by reference to Exhibit (m)(1) of Post-Effective Amendment No. 192.

(2)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Balanced Fund: Class K is incorporated herein by reference to Exhibit (m)(2) of Post-Effective Amendment No. 192.

(3)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Balanced K6 Fund is incorporated herein by reference to Exhibit (m)(3) of Post-Effective Amendment No. 192.

(4)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Flex Intrinsic Opportunities Fund is incorporated herein by reference to Exhibit (m)(4) of Post-Effective Amendment No. 192.

(5)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Low-Priced Stock Fund is incorporated herein by reference to Exhibit (m)(5) of Post-Effective Amendment No. 192.

(6)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Low-Priced Stock Fund: Class K is incorporated herein by reference to Exhibit (m)(6) of Post-Effective Amendment No. 192.

(7)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Low-Priced Stock K6 Fund is incorporated herein by reference to Exhibit (m)(7) of Post-Effective Amendment No. 192.

(8)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Puritan Fund is incorporated herein by reference to Exhibit (m)(8) of Post-Effective Amendment No. 192.

(9)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Puritan Fund: Class K is incorporated herein by reference to Exhibit (m)(9) of Post-Effective Amendment No. 192.

(10)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Puritan K6 Fund is incorporated herein by reference to Exhibit (m)(10) of Post-Effective Amendment No. 192.

(11)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Series Intrinsic Opportunities Fund is incorporated herein by reference to Exhibit (m)(11) of Post-Effective Amendment No. 192.

(12)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Value Discovery Fund is incorporated herein by reference to Exhibit (m)(12) of Post-Effective Amendment No. 192.

(13)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Value Discovery Fund: Class K is incorporated herein by reference to Exhibit (m)(13) of Post-Effective Amendment No. 192.

(14)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Value Discovery K6 Fund is incorporated herein by reference to Exhibit (m)(14) of Post-Effective Amendment No. 192.

(15)

Amended and Restated Multiple Class of Shares Plan (Equity) pursuant to Rule 18f-3 for Fidelity Funds with Retail, Retirement and/or Advisor Classes, dated July 18, 2018, on behalf of Fidelity Balanced Fund, Fidelity Low-Priced Stock Fund, Fidelity Puritan Fund, and Fidelity Value Discovery Fund is incorporated herein by reference to Exhibit (n)(1) of Fidelity Hastings Street Trust’s (File No. 002-11517) Post-Effective Amendment No. 169.

(16)

Schedule I (Equity), dated May 20, 2019, to the Amended and Restated Multiple Class of Shares Plan pursuant to Rule 18f-3 for Fidelity Funds with Retail, Retirement and/or Advisor Classes, dated July 18, 2018, on behalf of Fidelity Balanced Fund, Fidelity Low-Priced Stock Fund, Fidelity Puritan Fund, and Fidelity Value Discovery Fund is incorporated herein by reference to Exhibit (n)(2) of Fidelity Magellan Fund’s (File No. 002-21461) Post-Effective Amendment No. 80.

(11)

Opinion and consent of counsel Dechert LLP, as to the legality of shares being registered is incorporated herein by reference to Exhibit 11 of Fidelity Puritan Trust’s Registration Statement on Form N-14, filed on February 7, 2020 (Accession Number 0001193125-20-027972).

(12)

Opinion and Consent of counsel Dechert LLP, as to tax matters - is filed herein as Exhibit 12.

(13)

Not applicable.

(14)

Consent of PricewaterhouseCoopers LLP, dated March 19, 2020, is incorporated herein by reference to Exhibit 14 of Post-Effective Amendment No. 1.

(15)

Not applicable.

(16)

Power of Attorney, dated February 1, 2020, is filed herein as Exhibit 16.

(17)

Not applicable.

Item 17.

Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each Post-Effective Amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant undertakes to file a post-effective amendment to this registration statement upon the closing of the Reorganization described in this Registration Statement that contains an opinion of counsel supporting the tax matters discussed in this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for the effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 3rd day of August 2020.

Fidelity Puritan Trust
By	/s/Stacie M. Smith
Stacie M. Smith, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

(Signature)		(Title)	(Date)

/s/Stacie M. Smith		President and Treasurer	August 3, 2020
Stacie M. Smith		(Principal Executive Officer)

/s/ John J. Burke III		Chief Financial Officer	August 3, 2020
John J. Burke III		(Principal Financial Officer)

*	*	Trustee	August 3, 2020
Jonathan Chiel

*	*	Trustee	August 3, 2020
James C. Curvey

*	*	Trustee	August 3, 2020
Dennis J. Dirks

*	*	Trustee	August 3, 2020
Donald F. Donahue

*	*	Trustee	August 3, 2020
Alan J. Lacy

*	*	Trustee	August 3, 2020
Ned C. Lautenbach

*	*	Trustee	August 3, 2020
Joseph Mauriello

*	*	Trustee	August 3, 2020
Cornelia M. Small

*	*	Trustee	August 3, 2020
Garnett A. Smith

*	*	Trustee	August 3, 2020
David M. Thomas

*	By:	/s/Megan C. Johnson
Megan C. Johnson, pursuant to powers of attorney dated February 1, 2020 and filed herewith.